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                           October 5, 2021

       Maxim Melnikov
       Chief Executive Officer
       Cian PLC
       64 Agiou Georgiou Makri
       Anna Maria Lena Court, Flat 201
       Larnaca, 6037
       Cyprus

                                                        Re: Cian PLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001867752

       Dear Mr. Melnikov:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 27, 2021 letter.

       Amendment No. 2 to Draft Registration Statement

       Cover Page

   1. Please disclose on the prospectus cover page that the company intends to apply for the approval of the Moscow
Exchange (   MOEX   ) in relation to the listing and admission of
                                                        the ADSs to trading on
MOEX.
 Maxim Melnikov
FirstName
Cian PLC LastNameMaxim Melnikov
Comapany
October    NameCian PLC
        5, 2021
October
Page 2 5, 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please disclose the terms of the nomination and appointment rights of Elbrus Capital and
         Maxim Melnikov in the prospectus summary. Also discuss these rights or provide a cross-reference in the Related Party Transaction section.
Notes to the Consolidated Financial Statements
Note 5. Segment Information, page F-41

3. We note your responses to prior comments 5 and 6 and the additional information you provided during our call with you on September 21, 2021. We object to your conclusion that the aggregation of operating segments within the Adjacent Services reportable segment is appropriate under paragraph 12 of IFRS 8. Please revise to present disaggregated information for each operating segment.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      J. David Stewart